UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Rail Vision Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-30, such that each thirty (30) ordinary shares, no par value per share, shall be consolidated into one (1) ordinary share, no par value per share. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Wednesday, February 4, 2026.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding ordinary shares of the Company from 65,766,772 ordinary shares to approximately 2,192,226 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares of more than 0.5 will be rounded to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be M8186D205.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 30, 2026	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer